

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission file number : 333-45495, 33-75574, 33-92428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
200 South Michigan Avenue
Chicago, IL 60604





REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

Date: June 25, 2003

By: Regis J. Trenda
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By: George E. Strickler
Name: George E. Strickler
Title: Member Retirement Savings Plan Committee

By: Kimberly Dickens
Name: Kimberly Dickens
Title: Member Retirement Savings Plan Committee

By: William C. Cline
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By:________________________
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

Date: June 25, 2003

By:____________________________
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: George E. Strickler
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: Kimberly Dickens
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By: Timothy M. Manganello
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

EX. 23

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-92428, 33-75574, and 333-45495 on Form S-8 of BorgWarner Inc. of our report dated June 6, 2003, appearing in this annual report on Form 11-K of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 25, 2003

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Manganello, Chief Executive Officer of BorgWarner Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 0202, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) the Annual Report on Form 11-K of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 17, 2003



Timothy M. Manganello
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to BorgWarner Inc. and will be retained by BorgWarner Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, George E. Strickler, Chief Financial Officer of BorgWarner Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 0202, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) the Annual Report on Form 11-K of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003



George E. Strickler
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to BorgWarner Inc. and will be retained by BorgWarner Inc. and furnished to the Securities and Exchange Commission or its staff upon request.



BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and Independent Auditors' Report

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

BorgWarner Diversified Transmission Products Inc.,
Muncie Plant Retirement Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and for the year ended December 31, 2002, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 6, 2003

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001 (In thousands)

	2002	2001
ASSETS:		
Investment in Master Trust (Notes 4 and 6)	$6,916	$7,274
NET ASSETS AVAILABLE FOR BENEFITS	$6,916	$7,274

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(In thousands)

ADDITIONS TO NET ASSETS:	
Investment income (loss) from the Master Trust:	
Net unrealized/realized depreciation in fair value of investments (Note 4)	$ (1,153)
Interest income	16
Dividend income	140
Total investment loss	(997)
Contributions from participants	403
Contributions from the Company	334
Net transfers from other BorgWarner Inc. plans	720
Total additions	460
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	807
Miscellaneous expenses (Note 5)	11
Total deductions	818
NET DECREASE	(358)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	7,274
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 6,916

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan was established on January 1, 1991 and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Diversified Transmission Products Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—Hourly employees of the Company's Muncie plant who are covered by the collective bargaining agreement between the Company and UAW Local 287 may participate in the Plan if they have attained the earlier of (i) seniority as defined in the collective bargaining agreement, or (ii) one year of vested service, provided, however, in either case, such employee was not eligible to retire as of December 31, 1990 under the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Income Program.

Participants' Accounts—The participants' accounts consist of the following:

Company Retirement Account—The Company makes the following contributions to this account based on the participants' age and years of service. No employee contributions are made to this account:

- $0.33 for each hour for which the participant receives compensation from the Company, if the participant (i) has not attained age 35 as of the preceding January 1, or (ii) has not completed 10 years of vested service;

- $0.54 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 35, but less than age 40, as of the preceding January 1, or (ii) has completed at least 10 but less than 20 years of vested service; and

- $0.65 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 40 as of the preceding January 1, or (ii) has completed 20 or more years of vested service.

Employee Retirement Account—Participants may voluntarily contribute from one to four percent of their compensation to this account. The Company makes contributions equal to 75 percent of participants' contributions to this account. Beginning January 1, 2002, the Company match is automatically invested in the BorgWarner Inc. Stock Fund. Once invested, participants may transfer the Company match to any of the other investment choices.

Savings Account—Participants may voluntarily contribute from one to twelve percent of their compensation to this account. Beginning January 1, 2002, participants may contribute from one to twenty-five percent of their compensation. No Company contributions are made to this account.

Retiree Health Account—Participants who were hired or rehired on or after January 1, 1993 may voluntarily contribute from $0.05 to $0.20 per hour of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

Investment Options—Participants elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of three years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

Withdrawals—While participants are actively employed, no withdrawals may be made from the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans—Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2002 range from 5.75% to 10.5%. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

Priorities Upon Termination—Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits—Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

Forfeited Accounts—At December 31, 2002 and 2001, forfeited nonvested accounts totaled $49,000 and $47,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2002, employer contributions were reduced by $1,000 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments—The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund was $136,311,000 at December 31, 2002, compared to the fair value of $146,118,000. The Investment Contracts Fund is fully benefit-responsive. The average yield for the Investment Contracts Fund was 5.93 percent for the year ended December 31, 2002. The crediting interest rate was 5.93 % and 6.75% at December 31, 2002 and 2001, respectively. The Loan Fund is valued at cost plus accrued interest, which approximates fair value. Investments in all other funds of the Master Trust are stated at market value as reported by the Trustee.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Miscellaneous Expenses—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

Payment of Benefits—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2002 and 2001.

Transfers— Along with the Plan, other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner sponsored plan during the year, that participant's account balance is transferred to the corresponding plan.

3. TAX STATUS

The Plan obtained a determination letter, dated July 15, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently being designed and operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(In thousands)	
Investment in Master Trust	$6,916	$7,274

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,153,000 as follows:

	(In thousands)
Mutual funds	$ (911)
Collective trust funds	(223)
BorgWarner Inc. Stock Fund	(19)
Total	$ (1,153)

5. RELATED-PARTY TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Putnam amounted to $4,000 for the year ended December 31, 2002, and are included in miscellaneous expenses.

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

The Master Trust consists of the investments of ten defined contribution plans sponsored by entities of the Corporation. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 1.26 percent and 1.17 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2002 and 2001 and the components of investment income for the Master Trust for the year ended December 31, 2002:

	December 31	
	2002	2001
Carrying value of investments (in thousands):		
Mutual funds	$ 251,199	$ 316,724
Collective trust funds	100,612	117,702
BorgWarner Inc. Stock Fund	55,310	51,100
Investment Contracts Fund	136,311	127,147
Loan Fund	5,563	6,242
Cash and cash equivalents	838	783
Total	$ 549,833	$ 619,698

	Year Ended December 31, 2002
Investment income (loss) (in thousands):	
Net realized/unrealized depreciation in fair value of investments:	
Mutual funds	$ (65,054)
Collective trust funds	(20,048)
BorgWarner Inc. Stock Fund	(955)
Total net realized/unrealized depreciation	(86,057)
Interest income	451
Dividend income	13,511
Total	$ (72,095)

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